Exhibit 21.1

SUBSIDIARIES OF MPAC CORPORATION

Name	Jurisdiction of Incorporation	Ownership
Micron Milling and Packaging Company Ltd.	Alberta, Canada	99.99% owned by MPAC Corporation
805332 Alberta Ltd	Alberta, Canada	100% controlled and beneficially
owned by MPAC Corporation. Full
legal ownership is pending conversion
of shares of the subsidiary held by
David and Paul Uppal being converted
into shares of MPAC Corporation.